Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-132865
Supplement No. 4 to Prospectus Supplement Dated March 31, 2006
and Prospectus Dated March 30, 2006
Intel Corporation
$1,600,000,000
2.95% Junior Subordinated Convertible Debentures due 2035
And
Shares of Common Stock Issuable Upon Conversion of the Debentures
     This supplement no. 4 to the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006 relates to the resale by selling securityholders of Intel Corporation’s 2.95% Junior Subordinated Convertible Debentures Due 2035 and the shares of Intel common stock issuable upon conversion of the debentures.
     You should read this supplement no. 4 in conjunction with the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006, which should be delivered in conjunction with this supplement no. 4. This supplement no. 4 is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including supplements no. 1, supplement no. 2, supplement no. 3 and any other amendments or supplements to them. This supplement no. 4 is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement no. 4 supersedes information contained in the prospectus supplement, supplement no. 1, supplement no. 2 and supplement no. 3.
     Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 31, 2006.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 4, the prospectus supplement dated March 31, 2006 or the prospectus dated March 30, 2006. Any representation to the contrary is a criminal offense.
     The table under the caption “Selling Securityholders” beginning on page S-54 of the prospectus supplement, as supplemented by supplement no. 1, supplement no. 2 and supplement no. 3, is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to June 12, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement and the supplements thereto, are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement no. 4, the prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their debentures since the date on which they provided the information regarding their debentures.

	Principal Amount
	of Debentures		Number of Shares of	Number of Shares of
	Beneficially	Percentage of	Common Stock	Common Stock Beneficially	Natural Person(s) with
	Owned and	Debentures	Issuable that May Be	Owned after the	Voting or Investment
Name of Selling Securityholder (1)	Offered (USD)	Outstanding (%)	Sold(2)(3)	Offering(4)	Power
BNP Paribas Arbitrage (+)	2,500,000	*	79,290	0	(5)

Citigroup Global Markets Inc. (#)	965,000	*	30,606	0	(6)

City of Southfield Fire and Police Retirement System c/o Income Research & Management	160,000	*	5,074	0	John Sommers

Commonwealth Professional Assurance Co. c/o Income Research & Management	480,000	*	15,223	0	John Sommers

Concord Hospital Employees’ Pension Fund c/o Income Research & Management	135,000	*	4,281	0	John Sommers

Concord Hospital Non-Pension Fund c/o Income Research & Management	220,000	*	6,977	0	John Sommers

Davis Appreciation and Income Fund (7)	18,500,000	1.16%	586,749	0	Keith Sabol and Andrew Davis

Excellus Health Plan c/o Income Research & Management	2,365,000	*	75,008	0	John Sommers

	Principal Amount
	of Debentures		Number of Shares of	Number of Shares of
	Beneficially	Percentage of	Common Stock	Common Stock Beneficially	Natural Person(s) with
	Owned and	Debentures	Issuable that May Be	Owned after the	Voting or Investment
Name of Selling Securityholder (1)	Offered (USD)	Outstanding (%)	Sold(2)(3)	Offering(4)	Power
GLG Market Neutral Fund	10,000,000	*	317,162	0	Emmanuel Roman, Noam Gottesman, Pierre Lagrange

Lehman Brothers Inc. (#)	8,000,000	*	253,729	139,575	(8)

Mag Mutual Insurance Company c/o Income Research & Management	295,000	*	9,356	0	John Sommers

MedAmerica Insurance Co. Hartford Trust c/o Income Research & Management	460,000	*	14,589	0	John Sommers

MedAmerica Insurance PA c/o Income Research & Management	1,185,000	*	37,583	0	John Sommers

MedAmerica New York Insurance c/o Income Research & Management	870,000	*	27,593	0	John Sommers

Mig Assurance Convertible c/o Income Research & Management	555,000	*	17,602	0	John Sommers

Princeton Medical Mutual Insurance	3,625,000	*	114,971	0	Rob Young and Mike Witte

Sage Capital Management, LLC	4,100,000	*	130,036	0	Peter deLisser

	Principal Amount
	of Debentures		Number of Shares of	Number of Shares of
	Beneficially	Percentage of	Common Stock	Common Stock Beneficially	Natural Person(s) with
	Owned and	Debentures	Issuable that May Be	Owned after the	Voting or Investment
Name of Selling Securityholder (1)	Offered (USD)	Outstanding (%)	Sold(2)(3)	Offering(4)	Power
Teachers Insurance and Annuity Association of America	5,000,000	*	158,581	0	Steven Brausa, Steven Sterman, Bruce Maier

The Northwestern Mutual Life Insurance Company (+)	5,000,000	*	158,581	1,218,700 (9)	Jerome R. Baier (10)

Tufts Associated Health Plans c/o Income Research & Management	860,000	*	27,275	0	John Sommers

UBS Securities LLC (#) (11)	1,500,000	*	47,574	5,679,422	(12)

UMass Memorial Health Care c/o Income Research & Management	230,000	*	7,294	0	John Sommers

UMass Memorial Investment Partnership c/o Income Research & Management	350,000	*	11,100	0	John Sommers

University of Massachusetts Convertible Bond Portfolio c/o Income Research & Management	225,000	*	7,136	0	John Sommers

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.

(2)	Assumes conversion of all of the holder’s debentures at a conversion rate of 31.7162 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of debentures—Conversion rights” in the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of debentures—Fundamental change permits holders to require us to repurchase debentures” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of debentures—Conversion rights.”

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 5,883 million shares of common stock outstanding as of January 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(4)	For purposes of computing the number and percentage of debentures and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(5)	BNP Paribas Arbitrage is a subsidiary of a public company.

(6)	Citigroup Global Markets Inc. is a subsidiary of a public company.

(7)	Davis Appreciation and Income Fund holds $1,500,000 in principal amount of the debentures that have been registered previously and which are not listed in this supplement no. 4 as being beneficially owned and offered hereunder.

(8)	Lehman Brothers Inc. is a subsidiary of Lehman Brothers Holdings, a publicly traded entity.

(9)	The Northwestern Mutual Life Insurance Company currently is the beneficial owner of 1,218,700 shares of Intel Corporation common stock (1,017,200 shares of which are held in its General Account and 201,500 shares are held in its Group Annuity Account). Mason Street Advisors, LLC, a wholly owned company of the selling securityholder, is an investment adviser to the selling securityholder and certain other affiliated entities of the selling securityholder, and therefore may be deemed to be the indirect beneficial owner with shared voting power/investment power of Intel Corporation’s common stock currently held by the following entities: (i) Northwestern Mutual Series Fund, Inc. in its Index 500 Stock Portfolio (948,863 shares), Asset Allocation Portfolio (22,100 shares), Balanced Portfolio (765,443 shares), Growth Stock Portfolio (248,300 shares), and Large Cap Core Stock Portfolio (98,300 shares); (ii) Northwestern Mutual Life Foundation, Inc. (9,000 shares); and (iii) Northwestern Long Term Care Insurance Company (5,800 shares).

(10)	NML Variable Annuity Account A and NML Variable Annuity Account C, separate accounts of The Northwestern Mutual Life Insurance Company, have variable annuity contracts registered under the Securities Act of 1933. As such, these separate accounts are not investment companies; however, the selling securityholder does file reports under the Securities Exchange Act of 1934 in respect of the two separate accounts. The selling securityholder is a mutual insurance company, without capital stock, incorporated in 1857 by special act of the Wisconsin Legislature. It is organized and operated for the mutual protection and benefit of those persons who hold insurance policies or annuity contracts issued by it or who have beneficial interests in such policies or contracts. No individual policyholder or group of policyholders is a controlling person or entity of the selling securityholder. Northwestern Investment Management Company, LLC (“NIMC”) is the investment advisor to the selling securityholder with respect to the registrable securities. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the registrable securities and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. However, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by the statement.

(11)	UBS Securities LLC was previously listed in prior supplements as holding $7,210,000 in principal amount of the debentures. The amount included in this supplement no. 4 is in addition to the previously listed holdings. The selling securityholder continues to hold $6,330,000 in principal amount of the debentures previously listed. All other information included in this supplement no. 4 supersedes the prior information concerning UBS Securities LLC.

(12)	UBS Securities LLC is a majority owned subsidiary of UBS AG. UBS AG is a publicly traded company listed on the NYSE.
Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholder’s name in the foregoing table may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the debentures and/or the underlying common stock by any holder not identified above, the prospectus supplement will be supplemented further to set forth the name and other information about the selling securityholder intending to sell such debentures and the underlying common stock.
The date of the supplement no. 4 is June 13, 2006